MOBILE GAMING INTERNATIONAL CORP.

VIA EDGAR

October 30, 2012

Barbara C. Jacobs

Assistant Director

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:      Mobile Gaming International Corp.

            Registration Statement on Form S-1

            Filed September 29, 2012

            File No. 333-184026

Dear Ms. Jacobs:

This letter is in response to your comment letter dated October 18, 2012, with regard to the Form S-1 filing of Mobile Gaming International Corp., a Nevada corporation (“Mobile Gaming International” or the "Company") filed on September 21, 2012.  Responses to each comment have been keyed to your comment letter.

General

1.      Additional disclosures have been added throughout the S-1 regarding “emerging growth company” language, with added risk factors for electing under Section 107(b).

2.      We confirm that we have not had any written communications, as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on our behalf, presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retained copies of the communications. Additionally, we confirm that there are no research reports about us that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in our offering.

Summary of Prospectus, page 3

3.      First paragraph of the prospectus summary has been revised and we have added a prominent risk factor.

4.      Offering summary has been updated.

Risk Factors, page 5

5.      An appropriate risk factor has been added and Reports to Security Holders section has been revised accordingly.

6.      An appropriate risk factor has been added.

7.      An appropriate risk factor has been added.

We possess minimal capital, which may severely restrict our ability to develop…page 6

8.      This risk factor has been expanded to reflect only selling 25% of the offering.  As well this disclosure has been added to the prospectus summary.

Use of Proceeds, page 12

9.      The charts have been updated.

Information with Respect to the Registrant

Government Controls, Approval and Licensing Requirements, page 19

10.  Government controls, approval and licensing requirements section has been updated and appropriate risk factors have been added.

Financial Statements

Audit Report of Independent Accountants, page 35

11.  Audit Report has been corrected.

Exhibits

12.  Exhibit 10.1 has been filed.

13.  Exhibits re-filed in HTML.

14.  Subscription agreement has been revised and re-filed.

15.  Legal opinion has been revised and re-filed.

Please contact me with any further comments or questions.  The Company will file the redlined version and this letter on EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically (mobile.gaming@hotmail.com).  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Sincerely,

/s/ Iris Hill

_____________________

Iris Hill, President